

April 7, 2011

Mr. Marc Urbach
President
You On Demand Holdings, Inc.
27 Union Square, West Suite 502
New York, NY 10003

Re: You On Demand Holdings, Inc., Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

Dear Mr. Urbach:

We have reviewed your response letters dated April 6, 2011, March 11, 2011 and January 25, 2011 and have the following comments. As noted in our letters dated March 24, 2011, February 24, 2011 and December 29, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1. We note your response to comment one from our letter dated March 24, 2011. You have not provided us with the rationale under the accounting literature for recognizing a gain on the contribution of Cablecom Holdings stock by Mr. Ng as requested and now indicate that you are unable to find specific support under the accounting literature.

    a. Since Mr. Ng owned shares or other equity interests in both entities at the time of the transaction, the transaction should be considered a related party transaction and should be disclosed as such in your financial statements. Furthermore, such a transaction cannot be presumed to be carried out on an arm's-length basis as the requisite conditions of competitive, free-market dealings may not exist, and as such, it is unclear to us why you state in your response that you do not believe this to be a related party transaction.

    b. Please tell us the respective ownership percentages held by Mr. Ng (and his family members) of both entities either directly and/or indirectly at the date of the transaction and immediately following the transaction. Also tell us what positions/titles Mr. Ng held at both entities before and after the transaction. If Mr. Ng had caused you such harm, tell us why he continued his employment and position as a director.

Item 9A(T). Controls and Procedures, page 34

2. We note your response to comment two from our letter dated March 24, 2011. We anticipate your amended filing at the conclusion of the comment process that will address your previous response to this comment.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3. We note your response to comment three from our letter dated March 24, 2011. Please expand your disclosure to include the details of your response. Provide us with your proposed disclosures.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5. Acquisition of Sinotop, page 10

4. We note your response to comment four from our letter dated March 24, 2011. Please provide us with the proposed disclosures that you will make in your footnotes to explain in detail why you purchased this business, why you paid a significant premium for this business that resulted in goodwill and why you accounted for this acquisition as a purchase of a business under GAAP.

Please file all correspondence over EDGAR. You may contact Sharon, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director